NeoMedia Technologies, Inc. 1515 Walnut Avenue, Suite 100 Boulder, CO 80302 USA T: +1 303 546 7946 www.neom.com

March 21, 2014

Stephen G. Krikorian

Accounting Branch Chief

Division of Corporate Finance

US Securities & Exchange Commission

Delivered via email - krikorians@sec.gov

Dear Mr. Krikorian,

Re:	File No. 000-21743 NeoMedia Technologies, Inc.

We are receipt of your request dated March 21, 2014. Given travel schedules of key staff who would be required to complete this response, we kindly request an extension until Friday, April 18, 2014. We also request to schedule a call with the appropriate staff person to discuss further. Please advise as to availability.

Please confirm that this is acceptable.

Regards,

/s/ Laura Marriott

Laura Marriott

cc. Clay Parker, K&L Gates